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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Zoom Technologies, Inc.
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(Name of Issuer)

Common Stock, $.01 par value per share
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(Title of Class of Securities)

98976E301
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(CUSIP Number)

Anthony Chan
Zoom Technologies, Inc.

China Headquarters:
Room 608 CEC Building
No.6 Zhongguancun South Street
Haidian District, Beijing, China 100086

U.S. Correspondence Address:
C/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

(703) 720-0333
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 22, 2009
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 98976E301
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1) Name of Reporting Persons: Lei Gu
I.R.S. Identification Nos. of Above Persons (entities only)

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

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3) SEC Use Only

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4) Source of Funds (See Instructions)

PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e) |_|

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6) Citizenship Or Place Of Organization
The People's Republic of China

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,831,271
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,831,271
	10	SHARED DISPOSITIVE POWER 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
2,831,271

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
|_|

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13) Percent of Class Represented by Amount in Row (11)
Approximately 45.6%

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14) Type of Reporting Person
IN

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Item 1. Security and Issuer

This Schedule 13D is filed on behalf of Lei Gu relating to the acquisition of 2,831,271 shares of common stock, par value $0.01 per share (the "Shares"), of Zoom Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Room 608 CEC Building, No.6 Zhongguancun South Street, Haidan District, Beijing, China 100086.

Item 2. Identity & Background

This statement is filed on behalf of:

(a) Lei Gu

(b) Room 608 CEC Building, No.6 Zhongguancun South Street, Haidian District, Beijing, China 100086.

(c) The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d) The Reporting Person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People's Republic of China.

Item 3 Source and Amount of Funds or Other Consideration

PF, Personal Funds. The reporting person acquired the shares as part of a share exchange between the Issuer and Gold Lion Holding Limited. The reporting person exchanged his shares in Gold Lion Holding Limited for shares of the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares for his personal investment, and is the Chairman and Chief Executive Officer of the Issuer. The Reporting Person has no current intent, plans or proposals to effectuate any of the items described in (a) through (j).

Item 5. Interest in Securities of the Issuer

(a), (b) The Reporting Person beneficially owns 2,831,271 shares, or 45.6% of the outstanding shares of Common Stock entitled to vote. The Reporting Person has sole voting power and dispositive power of all the shares of Common Stock he beneficially owns.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2009	/s/ Lei Gu Lei Gu